ABN AMRO Funds

EXHIBIT TO ITEM 77C

A special meeting of the shareholders of ABN AMRO Mid Cap Fund (the "Fund") was held on December 22, 2003.

The following proposal was submitted for a vote of the shareholders:

  To approve a new Sub-Investment Advisory Agreement for the Fund by and between ABN AMRO Asset Management, Inc. and Optimum Investment Advisors LP.

With respect to the proposal relating to the approval of a new Sub-Investment Advisory Agreement for the Fund, the results were as follows:

ABN AMRO MID CAP FUND
FOR	6,780,997.420
AGAINST	53,104.836
ABSTAIN	80,214.238